January 5, 2016

VIA EDGAR

Jaime G. John
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:  Apple REIT Ten, Inc.
 Form 10-K for the year ended December 31, 2014
 Filed March 6, 2015
 File No. 000-54651

This letter is being submitted on behalf of Apple REIT Ten, Inc. (“the Company”) in response to your letter dated December 23, 2015.  The letter repeats the comment from your letter in bold together with our response.

Item 5. Market For Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24

1.	We note your response to prior comment 1 and your indication that you used a total consolidated company approach in providing your estimated NAV as of December 31, 2014. Please address the following:

a.
tell us and disclose in future filings the primary valuation method used, as you indicate the use of both the income and market approaches, and describe to us any weighting employed for results if multiple valuation methods were used;

b.
provide to us additional details regarding the total consolidated company approach in valuing the portfolio, including whether your approach considers individual property values or other property level information; and

c.	tell us whether your use of a total consolidated company approach included a premium, and if so your basis for including such premium.

The following are the corresponding responses to the comment:

a.
The weighting for the valuation was equal between the income and market approaches.  Within the market approach the two primary metrics we used were: (1) Total Invested Capital to EBITDA and Revenue and (2) Total Equity to Funds from Operations.  Each of these metrics were equally weighted.  The Total Invested Capital to EBITDA and Revenue metrics were also equally weighted.  We will provide a description of the weighting in future filings.

b.
The total consolidated company approach used metrics for the total company, which was the sum of the individual property results less corporate costs (primarily income taxes, general and administrative expenses and interest expense).  With the large number of properties and size of the Company’s portfolio of assets, we believed the total Company approach provided a reasonable valuation, was comparable to other companies in the same industry, which was the basis for the metrics utilized, and incorporated the cash flows related to operating the Company.

c.	The total consolidated company approach did not include a premium.

Please let me know if you have any questions or if we can provide additional information.  My direct number is (804) 727-6330.

 Sincerely,

Apple REIT Ten, Inc.

 By: /s/ Bryan Peery
 Bryan Peery
 Chief Financial Officer

Cc:      Mark Rakip - Staff Accountant
James Anderson - McGuire Woods
Justin Knight
David Buckley